EXHIBIT 77Q1


September 27, 2007


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for RiverSource Short-Term Investments Series, Inc. (the "Registrant"), and, under the date of September 7, 2006 we reported on the statement of financial condition of the Registrant as of that date. On April 13, 2007 we were dismissed. We have read the Registrant's statements included under Sub-Item 77K of its Form N-SAR dated September 27, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that (i) The Joint Audit Committee and the Board of Directors of the Registrant approved the dismissal of KPMG LLP or (ii) the statements in the last paragraph.

Very Truly Yours,

/s/ KPMG LLP